                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 36)

                         HEARST-ARGYLE TELEVISION, INC.
                                (Name of Issuer)

                              SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                   422317 10 7
                                 (CUSIP Number)

                               JODIE W. KING, ESQ.
                             THE HEARST CORPORATION
                                959 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 649-2025

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                            KATHLEEN L. WERNER, ESQ.
                             CLIFFORD CHANCE US LLP
                               31 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 878-8000

                                  JULY 28, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

---------------------
CUSIP No. 422317 10 7                 13D
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                            HEARST BROADCASTING, INC.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
                                       WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                7.    SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
              ------------------------------------------------------------------
                8.    SHARED VOTING POWER
                                   63,010,347
              ------------------------------------------------------------------
                9.    SOLE DISPOSITIVE POWER

              ------------------------------------------------------------------
                10.   SHARED DISPOSITIVE POWER
                                   63,010,347
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   63,010,347
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      66.6%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
                                       CO
--------------------------------------------------------------------------------

---------------------
CUSIP No. 422317 10 7                  13D
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                              HEARST HOLDINGS, INC.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
                                       WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                7.    SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
              ------------------------------------------------------------------
                8.    SHARED VOTING POWER
                                   63,010,347
              ------------------------------------------------------------------
                9.    SOLE DISPOSITIVE POWER

              ------------------------------------------------------------------
                10.   SHARED DISPOSITIVE POWER
                                   63,010,347
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   63,010,347
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      66.6%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
                                       CO
--------------------------------------------------------------------------------

---------------------
CUSIP No. 422317 10 7                  13D
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                             THE HEARST CORPORATION
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
                                       WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                7.    SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
              ------------------------------------------------------------------
                8.    SHARED VOTING POWER
                                   63,010,347
              ------------------------------------------------------------------
                9.    SOLE DISPOSITIVE POWER

              ------------------------------------------------------------------
                10.   SHARED DISPOSITIVE POWER
                                   63,010,347
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   63,010,347
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      66.6%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
                                       CO
--------------------------------------------------------------------------------

---------------------
CUSIP No. 422317 10 7                  13D
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                             THE HEARST FAMILY TRUST
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
                                       WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                   CALIFORNIA
--------------------------------------------------------------------------------
                7.    SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
              ------------------------------------------------------------------
                8.    SHARED VOTING POWER
                                   63,010,347
              ------------------------------------------------------------------
                9.    SOLE DISPOSITIVE POWER

              ------------------------------------------------------------------
                10.   SHARED DISPOSITIVE POWER
                                   63,010,347
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   63,010,347
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      66.6%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
                             OO (Testamentary Trust)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

      This Amendment No. 36 on Schedule 13D (the "Schedule 13D") relating to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings") and wholly-owned subsidiary of Hearst, Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst Holdings, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst, Hearst Holdings and Hearst Broadcasting, the "Reporting Persons"), and supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $8,827,482. Hearst Broadcasting used its working capital to make such purchases.

ITEM 4. PURPOSE OF TRANSACTION.

      Hearst Broadcasting purchased the additional Securities reported in Item 5(c) of this Statement in order to increase its equity interest in the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) and (b) As of July 27, 2004, the Reporting Persons owned 20,124,029 shares of Series A Common Stock of the Issuer, 41,298,648 shares of Series B Common Stock, 300,000 of the Series A Preferred Securities and 500,000 of the Series B Preferred Securities (collectively, the "Securities"). Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned directly by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Each of the Series A Preferred Securities are convertible at the option of Hearst Broadcasting into shares of Series A Subordinated Debentures, on a share-for-share basis, and each of the Series B Preferred Securities are convertible at the option of Hearst Broadcasting into shares of Series B Subordinated Debentures, on a share-for-share basis. Thereafter, each of the Series A Subordinated Debentures are required under the terms thereof to be converted into 601,539 shares of Series A Common Stock and each of the Series B Subordinated Debentures are required under the terms thereof to be converted into 986,131 shares of Series A Common Stock. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust are deemed to have beneficial ownership of each of the combined 63,010,347 shares of the Securities. The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Holdings' issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst Holdings, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 66.6% of the combined shares of Series A Common Stock, Series

B Common Stock and the Subordinated Debentures outstanding of the Issuer, based on the number of outstanding shares as of April 27, 2004, provided to the Reporting Persons by the Issuer.

      (c) Since filing Amendment No. 35 to the Statement, Hearst Broadcasting has made the following purchases of Series A Common Stock of the Issuer pursuant to open-market transactions:

  DATE       # OF SHARES     PRICE PER SHARE ($)          COST ($)
  ----       -----------     -------------------          --------
06/30/04           200              25.70                   5,140
07/01/04         2,100              25.71                  53,991
07/01/04           100              25.74                   2,574
07/01/04         1,900              25.76                  48,944
07/01/04           600              25.77                  15,462
07/01/04         4,400              25.78                 113,432
07/01/04         2,100              25.79                  54,159
07/01/04           700              25.80                  18,060
07/02/04         1,200              25.69                  30,828
07/02/04           800              25.70                  20,560
07/02/04         1,900              25.71                  48,849
07/02/04         2,300              25.72                  59,156
07/02/04         1,600              25.73                  41,168
07/02/04         2,000              25.74                  51,480
07/02/04         6,100              25.75                 157,075
07/07/04           200              25.40                   5,080
07/07/04           100              25.41                   2,541
07/07/04           900              25.42                  22,878
07/07/04           800              25.43                  20,344
07/07/04         1,300              25.44                  33,072
07/07/04        12,900              25.45                 328,305
07/08/04        21,900              25.25                 552,975
07/09/04         1,000              24.99                  24,990
07/09/04        25,400              25.00                 635,000
07/12/04        34,000             25.011                 850,374

  DATE       # OF SHARES      PRICE PER SHARE ($)         COST ($)
  ----       -----------      -------------------         --------
07/13/04        34,000              24.83                 844,220
07/14/04           100              24.79                   2,479
07/15/04           400              23.95                   9,580
07/15/04         1,100              23.96                  26,356
07/15/04           100              23.97                   2,397
07/15/04           400              24.02                   9,608
07/15/04           600              24.06                  14,436
07/15/04           200              24.07                   4,814
07/15/04         1,000              24.08                  24,080
07/15/04           400              24.09                   9,636
07/15/04           100              24.11                   2,411
07/15/04           100              24.13                   2,413
07/15/04           300              24.16                   7,248
07/15/04           100              24.18                   2,418
07/15/04           400              24.23                   9,692
07/15/04           200              24.24                   4,848
07/15/04         1,200              24.25                  29,100
07/15/04         3,200              24.26                  77,632
07/15/04         1,200              24.27                  29,124
07/15/04           300              24.28                   7,284
07/15/04           900              24.31                  21,879
07/15/04           800              24.43                  19,544
07/15/04           300              24.44                   7,332
07/15/04         1,400              24.46                  34,244
07/15/04         1,000              24.47                  24,470
07/15/04           500              24.49                  12,245
07/15/04           400              24.52                   9,808
07/15/04           500              24.53                  12,265
07/15/04           200              24.54                   4,908
07/15/04           700              24.55                  17,185

  DATE       # OF SHARES      PRICE PER SHARE ($)         COST ($)
  ----       -----------      -------------------         --------
07/15/04           500              24.56                  12,280
07/15/04           200              24.57                   4,914
07/15/04           300              24.59                   7,377
07/15/04        15,000              24.75                 371,250
07/20/04           700              24.48                  17,136
07/20/04           300              24.49                   7,347
07/21/04         1,400              24.91                  34,874
07/22/04           500              24.79                  12,395
07/22/04         1,500              24.81                  37,215
07/22/04           400              24.83                   9,932
07/22/04         1,500              24.84                  37,260
07/22/04         1,200              24.85                  29,820
07/22/04           300              24.88                   7,464
07/22/04           200              24.89                   4,978
07/22/04         1,300              24.90                  32,370
07/22/04           700              24.91                  17,437
07/22/04           500              24.92                  12,460
07/22/04         2,300              24.95                  57,385
07/22/04           400              24.97                   9,988
07/22/04         1,600              24.98                  39,968
07/22/04         7,000              24.99                 174,930
07/22/04           700              25.04                  17,528
07/22/04           400              25.05                  10,020
07/22/04         3,100              25.06                  77,686
07/22/04           600              25.07                  15,042
07/22/04         3,600              25.08                  90,288
07/22/04         2,200              25.09                  55,198
07/23/04         1,800              24.89                  44,802
07/23/04           500              24.93                  12,465
07/23/04           300              24.94                   7,482

  DATE       # OF SHARES      PRICE PER SHARE ($)         COST ($)
  ----       -----------      -------------------         --------
07/23/04         1,300              24.95                  32,435
07/23/04           300              24.97                   7,491
07/23/04         2,000              24.98                  49,960
07/23/04         4,800              24.99                 119,952
07/23/04           700              25.00                  17,500
07/23/04           200              25.01                   5,002
07/23/04           600              25.02                  15,012
07/23/04           300              25.04                   7,512
07/23/04           300              25.06                   7,518
07/23/04           300              25.07                   7,521
07/23/04           600              25.09                  15,054
07/23/04         4,500              25.10                 112,950
07/23/04         1,600              25.11                  40,176
07/23/04           300              25.13                   7,539
07/23/04           700              25.15                  17,605
07/23/04           700              25.16                  17,612
07/23/04           300              25.17                   7,551
07/23/04         1,600              25.18                  40,288
07/23/04           900              25.19                  22,671
07/23/04         3,000              25.20                  75,600
07/23/04           600              25.35                  15,210
07/23/04         1,800              25.39                  45,702
07/26/04           700              24.89                  17,423
07/26/04           100              24.90                   2,490
07/26/04           300              24.91                   7,473
07/26/04           800              24.92                  19,936
07/26/04           300              24.95                   7,485
07/26/04           300              24.98                   7,494
07/26/04           300              25.00                   7,500
07/26/04           200              25.04                   5,008

  DATE        # OF SHARES     PRICE PER SHARE ($)         COST ($)
  ----        -----------     -------------------         --------
07/26/04           500              25.05                  12,525
07/26/04           400              25.07                  10,028
07/26/04           600              25.09                  15,054
07/26/04           300              25.10                   7,530
07/26/04           800              25.12                  20,096
07/26/04           700              25.13                  17,591
07/26/04           300              25.15                   7,545
07/26/04         2,500              25.16                  62,900
07/26/04           500              25.17                  12,585
07/26/04           100              25.18                   2,518
07/26/04         1,500              25.21                  37,815
07/26/04         2,700              25.22                  68,094
07/26/04           500              25.23                  12,615
07/26/04           200              25.24                   5,048
07/26/04           500              25.25                  12,625
07/26/04           200              25.27                   5,054
07/26/04           500              25.30                  12,650
07/26/04         1,400              25.32                  35,448
07/26/04         1,400              25.34                  35,476
07/26/04         2,500              25.39                  63,475
07/26/04         1,500              25.40                  38,100
07/26/04         3,100              25.41                  78,771
07/26/04           100              25.45                   2,545
07/26/04         4,200              25.47                 106,974
07/27/04           100              24.58                   2,458
07/27/04           500              24.61                  12,305
07/27/04           300              24.64                   7,392
07/27/04           100              24.65                   2,465
07/27/04         1,200              24.66                  29,592

  DATE        # OF SHARES     PRICE PER SHARE ($)         COST ($)
  ----        -----------     -------------------         --------
07/27/04           400              24.67                   9,868
07/27/04           900              24.68                  22,212
07/27/04         1,500              24.69                  37,035
07/27/04         1,700              24.70                  41,990
07/27/04           100              24.72                   2,472
07/27/04           400              24.73                   9,892
07/27/04           100              24.76                   2,476
07/27/04         7,300              24.77                 180,821
07/27/04         2,200              24.80                  54,560
07/27/04         3,200              24.84                  79,488
07/27/04           300              24.88                   7,464
07/27/04           300              24.89                   7,467
07/27/04         1,300              24.91                  32,383
07/27/04           100              24.94                   2,494
07/27/04         2,800              24.98                  69,944
07/27/04         2,000              24.99                  49,980
07/27/04         1,400              25.00                  35,000
07/27/04         1,800              25.04                  45,072
07/28/04           200              22.82                   4,564
07/28/04           400              22.87                   9,148
07/28/04           500              22.88                  11,440
07/28/04           300              22.90                   6,870
07/28/04           100              22.96                   2,296
07/28/04           700              22.97                  16,079
07/28/04           500              22.99                  11,495
07/28/04           400              23.00                   9,200
07/28/04           200              23.01                   4,602
07/28/04           700              23.03                  16,121
07/28/04         1,200              23.04                  27,648
07/28/04           100              23.05                   2,305

  DATE        # OF SHARES     PRICE PER SHARE ($)         COST ($)
  ----        -----------     -------------------         --------
07/28/04           100              23.08                   2,308
07/28/04           600              23.10                  13,860
07/28/04           200              23.12                   4,624
07/28/04           600              23.13                  13,878
07/28/04           400              23.14                   9,256
07/28/04           600              23.15                  13,890
07/28/04         2,200              23.16                  50,952
07/28/04           900              23.17                  20,853
07/28/04         1,600              23.19                  37,104
07/28/04           600              23.20                  13,920
07/28/04           300              23.21                   6,963
07/28/04         1,200              23.23                  27,876
07/28/04         2,200              23.24                  51,128
07/28/04         1,600              23.25                  37,200
07/28/04         1,100              23.26                  25,586
07/28/04           800              23.27                  18,616
07/28/04         2,100              23.28                  48,888
07/28/04         5,200              23.29                 121,108
07/28/04         1,100              23.30                  25,630
07/28/04           900              23.31                  20,979
07/28/04           600              23.34                  14,004
07/28/04           300              23.41                   7,023
07/28/04           100              23.44                   2,344
07/28/04           500              23.45                  11,725
07/28/04           200              23.61                   4,722
07/28/04           300              23.71                   7,113
07/28/04           200              23.86                   4,772
07/28/04           300              23.90                   7,170
07/28/04         1,300              23.98                  31,174
07/28/04           300              23.99                   7,197

  DATE       # OF SHARES      PRICE PER SHARE ($)       COST ($)
  ----       -----------      -------------------      ----------
07/28/04           500              24.03                  12,015
07/28/04           300              24.05                   7,215
07/28/04           100              24.09                   2,409
07/28/04         1,200              24.15                  28,980
07/28/04           600              24.16                  14,496
07/28/04           900              24.18                  21,762
07/28/04           200              24.19                   4,838
07/28/04           100              24.30                   2,430
07/28/04           400              24.40                   9,760
   TOTAL       355,000                                 $8,827,482
               =======                                 ==========

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In May 1998, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to ten million shares of the Issuer through open market purchases, privately negotiated transactions or otherwise. On December 8, 1999, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to fifteen million shares of the Issuer (inclusive of the ten million shares previously authorized). On December 6, 2000, Hearst's Board approved the purchase from time to time by Hearst Broadcasting of up to 20 million shares of the Issuer (inclusive of the fifteen million shares previously authorized). Hearst Broadcasting's transactions under its program, for which the authorization remains active, are reported elsewhere in this Schedule.

     In May 1998, the Issuer's Board of Directors authorized the repurchase of up to $300 million of Series A Common Stock, such repurchases to be effected from time to time in the open market or in private transactions, subject to market conditions and management's discretion. Between May 1998 and June 2004, the Issuer spent approximately $80.7 million under this program, for which the authorization remains active.

     There can be no assurance that Hearst Broadcasting or the Issuer will continue to repurchase shares in the future or, if either of them does so, what the terms of such repurchases will be. However, to the extent that both Hearst Broadcasting and the Issuer decide to purchase shares of Series A Common Stock on any single day, they are required to aggregate their purchases and to use a single broker/dealer pursuant to Rule 10b-18 under the Securities Exchange Act of 1934, as amended. Accordingly, they have agreed that any such purchases on that day will be divided between them equally.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2004

                                          HEARST BROADCASTING, INC.

                                          By: /s/Jodie W. King
                                             -----------------------------------
                                            Name:  Jodie W. King
                                            Title: Vice President and Secretary

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2004

                                          HEARST HOLDINGS, INC.

                                          By:  /s/Jodie W. King
                                             -----------------------------------
                                            Name:  Jodie W. King
                                            Title: Vice President and Secretary

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2004

                                          THE HEARST CORPORATION

                                          By:  /s/Jodie W. King
                                              ----------------------------------
                                            Name:  Jodie W. King
                                            Title: Vice President and Secretary

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2004

                                          THE HEARST FAMILY TRUST

                                          By:  /s/Mark F. Miller
                                              ----------------------------------
                                            Name:  Mark F. Miller
                                            Title: Trustee